FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                            OMB APPROVAL
                                                  OMB Number         3235-0104
                                                  Expires:      April 30, 1997
                                                  Estimated average burden
                                                  hours per response ......0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



1.  Name and Address of Reporting Person

           Wachovia Corporation
    (Last)        (First)         (Middle)

              100 North Main Street
                  (Street)

 Winston-Salem      NC            27101
    (City)        (State)         (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

          6/10/97

3.  IRS or Social Security Number of Reporting Person (Voluntary)

               56-1473727

4.  Issuer Name and Ticker or Trading Symbol

           Jefferson Bankshares, Inc. (JBNK)

5.  Relationship of Reporting Person to Issuer
               (Check all applicable)

    ____ Director                      /X/  10% Owner
    ____ Officer (give title below)   ____ Other (specify below)

    ____________________________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)   N/A



            TABLE I -- Non-Derivative Securities Beneficially owned


1. Title of Security      2. Amount of Securities      3. Ownership Form:     4. Nature of Indirect
   (Instr. 4)                Beneficially Owned           Direct (D) or          Beneficial Ownership
                             (Instr. 4)                   Indirect (I)           (Instr. 5)
                                                          (Instr. 5)



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                     (Print or Type Responses)                            (Over)
                                                                 SEC 1473 (3/91)

              TABLE II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1. Title of      2. Date Exercisable  3. Title and Amount         4. Conversion or      5. Ownership      6. Nature of
   Derivative       and Expiration       of Securities               Exercise Price        Form of           Indirect
   Security         Date (Month/Day/     Underlying                  of Derivative         Derivative        Beneficial
   (Instr. 4)       Year)                Derivative                  Security              Security:         Ownership
                                         Security                                          Direct (D) or     (Instr. 5)
                                         (Instr. 4)                                        Indirect (I)
                                                                                           (Instr. 5)
                      Date      Expira-                  Amount or
                      Exer-     tion       Title         Number of
                      cisable   Date                     Shares

Option to purchase       +        +    Jefferson
Jefferson Bankshares,                  Bankshares, Inc.  2,770,000        ++                 D
Inc. Common Stock+                     Common Stock



Explanation of Reponses:


+ Beneficial ownership of 2,770,000 shares reported hereunder is being reported solely as a result of the Stock Option Agreement, dated as of June 10, 1997 (the "Stock Option Agreement"), by and between Wachovia Corporation and Jefferson Bankshares, Inc. The option may be exercised, in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option Agreement. The option expires upon certain events, as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. Wachovia expressly disclaims ownership of such shares.

++ A price per share equal to the average of last reported sale prices per share of Common Stock as reported on the NASDAQ National Market System on June 6 and 9, 1997; provided, however, that in the event Jefferson Bankshares, Inc. issues or agrees to issue any shares of Common Stock at a price less than such average price per share (subject to certain exceptions), such price shall be equal to such lesser price.


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                        /s/ Kenneth W. McAllister                June 19, 1997
                       ** Signature of Reporting Person              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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                                                                SEC 1473 (3/91)